Ecopetrol Announces Changes in Senior Management

Bogotá, August 31, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company" or "Ecopetrol") hereby announces that its Board of Directors, at a meeting held on August 31, 2026, adopted the following resolutions:

Mr. Sergio Andrés Moreno Acevedo will cease to serve as Corporate Vice President of Science, Technology and Innovation effective as of the close of business on August 31, 2026. Ms. Diana Marcela Acero Rojas, who currently serves as Innovation and CT+i Portfolio Manager, will assume the role of Acting Corporate Vice President of Science, Technology and Innovation, effective September 1, 2026. The Company wishes to express its appreciation to Mr. Moreno for his leadership and contributions during his tenure and extends its best wishes for his future professional endeavors.

In addition, the Board of Directors formalized the appointment of Mr. Henryk Manuel Porras Villamil as Acting Executive Vice President of Energy Transition, effective August 31, 2026. Mr. Porras Villamil previously served as Project Leader within the Energy Transition Projects Management Department. He succeeds Mr. Ernesto Alfonso Gómez Cabarcas, who had served as Acting Executive Vice President of Energy Transition on a temporary basis through August 30, 2026. Mr. Gómez Cabarcas will take a period of statutory leave, following which he intends to pursue new professional opportunities.

The Company will make further disclosure to the market regarding the permanent appointments to these positions, as and when applicable, in accordance with applicable disclosure requirements.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co